CONFORMED
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934

For the month of April 20, 2009

BACHOCO INDUSTRIES
(Translation of Registrant’s name into English)

Avenida Tecnológico No. #401
38010 Celaya, Guanajuato
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒      Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Industrias Bachoco, S.A. de C.V.
(Registrant)

Date: April 20, 2009	By	/s/ Daniel Salazar Ferrer, CFO

Industrias Bachoco Announces First Quarter 2009
Results

Celaya, Gto., Mexico, - April 20, 2008 - Industrias Bachoco S.A.B. de C.V. (“Bachoco” or “the Company”) (NYSE: IBA; BMV: Bachoco), Mexico’s leading producer and processor of poultry products, announced today its unaudited results corresponding to the first quarter ended March 31, 2009. All figures have been prepared in accordance with Mexican GAAP. In line with the Mexican Accounting Principles, data is presented in nominal Mexican pesos.

Highlights:

•	The Company recorded, once again, the highest sales level for a quarter in the Company’s history, with total sales increasing 23.7% when compared with the same quarter of 2008.

•	Bachoco sales rose across its main business lines: 28.2% in chicken, 11.0% in table eggs and 45.9% in swine, as supply conditions improved in the market.

•	Operating profit increased 102.5% during the quarter, while EBITDA was 66.3% higher at Ps. 654.3 million in 1Q09 from Ps. 393.3 million in 1Q08.

•	EPS was Ps. 0.46 (US$ 0.39 per ADS) versus Ps. 0.38 (US$ 0.32 per ADS) in 1Q08.

CEO’s Comments:
Cristóbal Mondragon, Bachoco’s CEO, stated, “During the quarter, the Mexican economy continued slowing down following the global trend, and we continued to experience a further depreciation of the Mexican peso against the U.S. dollar.

“In our industry, however, there was a favorable balance between supply and demand that allowed us to transfer part of our past cost increases to our prices in our main product lines. This, combined with our internal efforts to serve our clients properly by optimizing the product mix (we made adjustments to our supply relative to the same quarter of 2008), and improved efficiency, allowed us to increase total sales to a new  historical record and achieve positive results in terms of operating and net income.

“In terms of EBITDA, we achieved a positive margin of 11.2%, larger than the 8.3% margin registered in 1Q08.

“As we reported last quarter, our comprehensive financial cost continued to be affected by the depreciation of the Mexican peso against the U.S. dollar given our hedging position. However, we have already restructured most of our derivative portfolio to mitigate this effect and expect minor effects in the second half of the year.

“We expect to continue delivering positive results in the second quarter of the year,” concluded Mr. Mondragón.

FIRST QUARTER 2009 RESULTS

Net Sales
Net sales for the first quarter were Ps. 5,866.8 million, 23.7% above the Ps. 4,743.3 million reported in 1Q08. This increase was mainly driven by higher sales in the main business lines: chicken sales rose 28.2%, while table eggs sales increased 11.0%, and swine sales rose 45.9%.

Net Sales	1Q09 (%)	1Q08 (%)
CHICKEN	79.0	76.2
EGGS	10.2	11.4
BALANCED FEED	5.8	7.8
SWINE	1.0	0.9
OTHER LINES	4.0	3.7
TOTAL COMPANY	100.0	100.0

Operating Results
Bachoco’s first quarter gross margin was 18.8%, higher than the 17.4% reached in the same quarter of 2008. The increase in the gross margin is attributed to a 34.2% increase in sales prices, which partially offset the 21.6% increase in our cost of sales, mainly driven by higher cost inventories of corn and soy bean meal.

The Company had an operating profit of Ps. 494.8 million, compared to an operating profit of Ps. 244.4 million in the same quarter 2008. Said result represents an operating margin of 8.4% for the first quarter 2009, compared to an operating margin of 5.2% in the same period of 2008.

Operating expenses amounted to Ps. 606.8 million. Even when operating expenses increased by 4.5% during the first quarter, operating expenses as a percentage of sales decreased when compared to the same period of 2008.

EBITDA was positive and amounted to Ps. 654.3 million, 66.3% above the Ps. 393.3 million recorded in the same period of 2008.

Taxes
Total taxes recognized by the Company during the quarter were Ps. 67.1 million.

Comprehensive Financial Income (Cost)
The Company’s financial comprehensive cost amounted to Ps. 119.8 million during the quarter, compared to a financial comprehensive income of Ps. 30.6 million reported in the same quarter last year.

Net Income
Net majority income for the first quarter was Ps. 273.9 million, or Ps. 0.46 per share (US$0.39 per ADS), compared to a net majority income of Ps. 230.8 million, or Ps. 0.38 per share (US$0.32 per ADS) reported in the same period 2008.

Balance Sheet
Cash and cash equivalents were Ps. 2,448.8 million as of March 31, 2009, compared with Ps. 3,162.0 million reported on the same date of 2008. Said decrease was mainly driven by larger inventories. The total debt outstanding as of March 31, 2009 amounted to Ps. 616.8 million.

RESULTS BY BUSINESS SEGMENT

Chicken
Results for the chicken business line were strong during the first quarter. Sales of chicken products increased 28.2% as chicken prices rose 30.0%; however, this result was partially offset by a 1.3% decrease in volume from the previous year. During this quarter the Company was able to transfer part of its cost increases to chicken prices.

Table Eggs
Sales of eggs increased by 11.0% during the first quarter as egg prices rose 17.3% from the previous year, but were partially offset by a 5.4% decrease in volume mainly driven by the adjustment in the production level of the company.

Balanced Feed
The balanced feed business line remained affected by higher costs in the inventories of raw materials. Sales of balanced feed decreased by 8.0%, while balanced feed prices increased by 19.6%, but were offset by a strong decrease in volume sold of 23.1%, as demand in the sector declined.

Swine
Demand and supply were stable during this quarter. Swine sales significantly increased by 45.9% from 1Q08, and were driven by a 50.3% increase in swine prices, partially offset by a 2.9% decrease in volume.

Other Lines
Sales of other lines increased 30.1% mainly due to higher by-product sales, such as poultry manure.

Outlook
•	The Company expects the peso-USD exchange rate to remain volatile.
•	The worldwide decrease in the costs of raw material will benefit the Company’s cost of sales during 2009.
•	We expect a good balance between supply and demand in 2009’s second quarter.

Company Description
Industrias Bachoco S.A.B. de C.V. (also referred to in this report as Bachoco or the Company) is the largest poultry company in Mexico, with over 700 production and distribution facilities currently organized in nine complexes throughout the country. Bachoco’s main business lines are: chicken, eggs, and balanced feed, among others. The Company is also present in other businesses like swine, beef, margarine and turkey in Mexico. The Company’s headquarters are in Celaya, Guanajuato, located in Mexico’s central region. For more information, please visit Bachoco’s website at http://www.bachoco.com.mx or contact our IR department.

This press release contains certain forward-looking statements that are subject to a number of uncertainties, assumptions and risk factors that may influence its accuracy.  Actual results may differ.  Factors that could cause these projections to differ, include, but are not limited to: supply and demand, industry competition, environmental risks, economic and financial market conditions in Mexico and operating cost estimates.  For more information regarding Bachoco and its outlook, please contact the Company’s Investor Relations Department.

IR Contacts:	In New York:	Headquarters:

Daniel Salazar, CFO	Grayling	Industrias Bachoco, SAB de CV
Claudia Cabrera, IRO	Lucia Domville	Av. Tecnológico 401, Celaya,
Ph. 011 52(461)618 3555	Ph. (646) 284 9416	Gto. México, 38010
inversionistas@bachoco.net	ldomville@hfgcg.com	www.bachoco.com.mx

INDUSTRIAS BACHOCO, S.A.B. DE C.V.
Consolidated Statements of Income
-unaudited-

	FIRST QUARTER
	U.S.D.	Mexican Pesos
	2009(1)	2009(2)		2008(2)

Net sales	$413	Ps	5,867	Ps	4,743
Cost of sales	335		4,765		3,918
Gross profit (loss)	78		1,102		825
Selling, general and administrative expenses	43		607		581
Operating income (loss)	35		495		244
Comprehensive financing (cost) income	(8)		(120)		31
Interest income	36		512		67
Interest expense and financing cost	45		637		22
Foreign exchange gain (loss), net	0		5		(14)
Loss on net monetary position	-		-		-
Other income (expense) net	(2)		(32)		20
Income before income tax, asset tax	24		343		295
Total income taxes	5		67		63
Income tax, asset tax	2		24		102
Deferred income taxes	3		43		(39)
Net income	$19	Ps	276	Ps	231
Minority net income	0		2		1
Majority net income	19		274		231
Weighted average shares outstanding (in thousands)	600,000		599,945		600,000
Net majority Income per share (in U.S.D per ADR)	0.39		0.46		0.38

(1) For reference, in millions of U.S. dollars using an exchange rate of $14.21 as of March 31, 2009
(2) Millions of nominal pesos

Industrias Bachoco, S.A.B. de C.V.
Condensed Consolidated Balance Sheets

	U.S.D.	Mexican Pesos
	2009(1)	2009(2)		2008(2)
		As of March 31		As of March 31
ASSETS
Current assets
Cash and cash equivalents	$172	Ps	2,449	Ps	3,162
Total accounts receivable	94		1,332		1,270
Inventories	272		3,862		4,098
Other current assets	-		-		-
Total current assets	538		7,643		8,530
Net property, plant and equipment	752		10,684		10,488
Other non current assets	36		516		373
TOTAL ASSETS	$1,326	Ps	18,842	Ps	19,391

LIABILITIES
Current liabilities
Notes payable to banks	17		235		59
Accounts payable	77		1,099		1,215
Other taxes payable and other accruals	27		381		412
Total current liabilities	121		1,714		1,686
Long-term debt	27		382		44
Labor obligations	6		86		57
Deferred income taxes and others	163		2,317		2,102
Total long-term liabilities	196		2,785		2,202
TOTAL LIABILITIES	$317	Ps	4,499	Ps	3,888
STOCKHOLDERS' EQUITY
Majority stockholder's equity:
Capital stock	161		2,295		2,295
Pain-in capital	52		744		660
Reserve for repurchase of shares	11		158		244
Retained earnings	762		10,829		11,802
Net majority income of the year	19		274		231
Deficit from restatement of stockholder's equity	-		-		-
Derivate financial instruments	-		-		226
Total majority stockholder's equity	1,006		14,299		15,458
Minority interest	3		45		46
TOTAL STOCKHOLDERS' EQUITY	1,009		14,344		15,504
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$1,326	Ps	18,842	Ps	19,391

(1) For reference, in millions of U.S. dollars using an exchange rate of $14.21 as of March 31, 2009
(2) Millions of nominal pesos

Industrias Bachoco, S.A.B. de C.V.
Condensed Consolidated Statements of Changes in Financial Position

	U.S.D.	Mexican Pesos
	2009(1)	2009(2)		2008(2)

Operating activities:
Net income	$20	Ps.	276	Ps.	231
Adjustments to reconcile net income to resources
Provided by operating activities:
Depreciation and others	11		157		148
Changes in operating assets and liabilities	44		608		412
Deferred income taxes	(25)		(347)		(274)
Resources provided by operating activities	$50	Ps.	694	Ps.	518

Financing activities:
Increase of capital stock	(0)		(0)		0
Proceeds from long and short-term debt	1		15		40
Repayment of Long-term debt and notes payable	(2)		(24)		47
Decrease in long-term debt in constant pesos	0		0		(94)
Cash dividends paid	-		-		-
Resources provided by (used in) financing activities	$(1)	Ps.	(9)	Ps.	(7)

Investing activities:
Acquisition of property, plant and equipment	(10)		(140)		(368)
Minority interest	0		2		(1)
Others	(5)		(70)		(20)
Resources used in investing activities	$(15)	Ps.	(209)	Ps.	(389)

Net (decrease) increase in cash and cash equivalents	$34	Ps.	476	Ps.	122

Cash and cash equivalents at beginning of period	143		1,972		3,040

Cash and cash equivalents at end of period	$177	Ps.	2,448	Ps.	3,162

(1) For reference, in millions of U.S. dollars using an exchange rate of $14.21 as of March 31, 2009
(2) Millions of nominal pesos

Industrias Bachoco, S.A.B. de C.V.
Thousands of Mexican Pesos, as of March 31, 2009
Table 1

Type of Financial	Objective of the	Notional	Value of the Related Commodity		Reasonable Value				Amounts Due	Guaranties
Instrument	Instrument		1Q-2009	4Q-2008	1Q-2009		4Q-2008		By Year	Required
Forwards, knock out	Hedge and	$1,165,220	$14.21	$13.82	$	- 440,456	$	- 808,441
forwards, puts and	negotiation
buying and selling
TARNS of USD under
different amounts
and conditions*
Corn futures and	Hedge	$4,534	Corn of May, $4.0475	Corn of March, $4.07	$	- 4,534		$1,150
soybean meal			USD/ bushel.	USD/ bushel.
futures**			Soybean meal $295.3	Soybean meal $300.5 y $299.8 USD						The deals consider the
			per ton for May	per ton for January and March						possibility of margin
Options for corn***	Hedge	$13,412	Corn: $4.0475, $4.1475, $4.240	Corn of March $4.07 USD		$992	$	- 55,191	2009	calls but not another
	and negotiation		and $4.3575 USD/ per bushel	per bushel						kind of guaranty
			for May, July, September and
			December, respectively
Options for soybean	Hedge	$8,572	Soybean meal: $295.3, $291.6	Soybean meal $300.5 y $299.8 USD	$	- 534	$	- 3,286
meal****	and negotiation		$285.3 and $265.4 USD/ per	per ton for January and March, respectively
			bushel for May, July, August and
			October, respectively
* All of the financial instruments do not exceed 5% of total assets as of March 31, 2009
* All instruments will be due in 2009
** All instruments will be due in 2009
*** All instruments will be due in 2009
**** All instruments will be due in 2009
A negative value means an unfavorable effect for the Company

Industrias Bachoco, S.A.B. de C.V.
Thousands of Mexican Pesos, as of March 31, 2009
Table 2

Kind of Financial Instrument	Reasonable Value		Value of the Related Commodity/Reference Value			Effect on the	Effect on the Cash Flow****
	As of March 31		3%	6%	10%	Income Statement	3%		6%		10%
Forwards, knock out forwards,	$	- 440,456	$14.64	$15.06	$15.63	Direct	$	- 456,996	$	- 500,946	$	- 514,116
puts and buying and selling
TARNS of USD under different
amounts and conditions*
			10%	15%	20%			10%		15%		20%
Corn futures and	$	- 4,534	$3.64	$3.44	$3.24	The effect will materialize as the inventory is consumed.	$	- 4,534	$	- 4,534	$	- 4,534
soybean meal futures			$265.77	$251.01	$236.24
Options for corn**		$992	$3.64	$3.44	$3.24		$	- 353	$	- 1,026	$	- 1,699
Options for soybean meal***	$	- 534	$265.77	$251.01	$236.24		$	- 1,744	$	- 2,348	$	- 2,953

* The reference value is the exchange rate of the Mexican peso and USD, $14.21 pesos per USD as of March 31 of 2009
** The reference value is the future in USD per bushel, here referenced to corn, $4.0475
*** The reference value is the future in USD per ton, here referenced to soybean meal $295.3
**** The company has credit lines with the majority of its counterparts, so that the effect in cash flow is lower than the amount shown
A negative value means an unfavorable effect for the Company